UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
Rambus Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-22339	94-3112828
(State or other jurisdiction of incorporation)	(Commission File Number)	(I. R. S. Employer Identification No.)
1050 Enterprise Way, Suite 700, Sunnyvale, California 94089
(Address of principal executive offices) (ZIP code)
Trisha Chan, Associate General Counsel (408) 462-8000
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

Under Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”), public companies are required to provide certain disclosures relating to gold, columbite-tantalite (coltan, as it is also called), cassiterite, and wolframite, including their derivatives, tantalum, tin, and tungsten (collectively, “Conflict Minerals”) used in their products.
Rambus Inc. (“Rambus,” “we,” “us,” or “our”) believes that one of the products Rambus contracted to manufacture in 2013 met the test under the Rule that Conflict Minerals were “necessary to the functionality or production” of a product that we “contracted to manufacture.” Rambus no longer contracts to manufacture the only product that met this test in 2013.

Small amounts of gold, tin, tantalum and tungsten (“3TG”) were necessary to the functionality or production of a bulb product (the “Discontinued Bulb”) that Rambus’ Lighting and Display Technology group contracted to manufacture during 2013. Rambus has stopped contracting to manufacture the Discontinued Bulb.

Rambus conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether the Discontinued Bulb’s 3TG originated in the Democratic Republic of Congo and its adjoining countries (the “Covered Countries”) or from recycled or scrap services. We sent our former contract manufacturer direct supplier of the Discontinued Bulb (“Former Supplier”) the Conflict Minerals Reporting Template of the Conflict Free Sourcing Initiative (“CFSI”), an initiative of the Electronic Industry Citizen Coalition (“EICC”) and the Global e-Sustainability Initiative. We have not received representations from the Former Supplier regarding the origins of the Discontinued Bulb’s 3TG.

We are disclosing the nature and results of our RCOI in this Form SD, in our attached Conflict Minerals Report (“CMR”) and on our publicly available website at www.rambus.com - “Investor Relations” - “SEC Filings”.

Due to the lack of representations from our Former Supplier about the origins of the Discontinued Bulb’s 3TG, we are unable to determine the country of origin of the Discontinued Bulb’s 3TG. Consequently, we are submitting a CMR to the Securities Exchange Commission ("SEC") that includes a description of our due diligence on the source and chain of custody of the Discontinued Bulb’s 3TG. There is significant overlap between our RCOI efforts and the due diligence measures we performed for our CMR.

The CMR is publicly available on our website at www.rambus.com - “Investor Relations” - “SEC Filings”.
A copy of Rambus’ Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at www. rambus.com - “Investor Relations” - “SEC Filings” as well as the SEC’s EDGAR database at www.sec.gov.
Item 1.02 - Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Rambus is hereby filing its CMR as Exhibit 1.02 to this Form SD.
Section 2 - Exhibits

The following exhibit is filed as part of this Form SD.

Item 2.01 -- Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2014	Rambus Inc.

/s/ Satish Rishi
Satish Rishi, Senior Vice President, Finance and Chief Financial Officer